UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Buyback Agreement

On November 29, 2024, Lotus Technology Inc. (the “Company”) entered into a share buyback agreement (the “Share Buyback Agreement”) with Meritz Securities Co., Ltd (“Meritz”), pursuant to which Meritz agrees to sell and surrender, and the Company agrees to repurchase, 17,500,000 American deposit shares (the “Repurchased ADSs”), each representing one ordinary share (“Ordinary Share”), par value US$0.00001 per share, of the Company. Ordinary Shares underlying the Repurchased ADSs constitute a part of the 50,000,000 Ordinary Shares (“Meritz Shares”) issued by the Company to Meritz concurrently with the closing of the business combination between the Company and L Catterton Asia Acquisition Corp on February 22, 2024 (the “Merger Closing Date”), pursuant to the share subscription agreement between the Company and Meritz, dated November 15, 2023, as amended on February 17, 2024 (as amended, the “Subscription Agreement”). The total consideration payable by the Company for the buyback equals the amount that provides Meritz with a 12.5% internal rate of return, calculated for the period between the Merger Closing Date and the date of the closing (the “Closing”) of the buyback (the “Closing Date”), on US$175 million.

Upon Closing, certain provisions under the Subscription Agreement will terminate, including: (i) the obligation for the Company to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; (ii) the Company's call option to acquire certain Meritz Shares at US$14.00 per share if the closing price of the Ordinary Shares for a five-trading-day period exceeds US$14.00; and (iii) the Company’s obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the Ordinary Shares.

Closing is subject to customary closing conditions and is expected to take place by the end of 2024. In the event that Closing does not take place on or prior to December 31, 2024, except due to Meritz’s failure to satisfy certain closing conditions, (i) an event of default will be deemed to occur under the Subscription Agreement and Meritz will have the right to enforce the security under the Subscription Agreement, and (ii) Meritz will have the right to terminate the Share Buyback Agreement.

A copy of the Share Buyback Agreement is included in this current report on Form 6-K as Exhibit 10.1, and the foregoing description of the Share Buyback Agreement is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Buyback Agreement, dated November 29, 2024 by and between Lotus Technology Inc. and Meritz Securities Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: December 2, 2024